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                               EXHIBIT (a)(15)

  PRESS RELEASE OF PURCHASER REGARDING EXPIRATION OF OFFER DATED JULY 28, 1999


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FOR IMMEDIATE RELEASE

CONTACTS:

Roger J. Pipes
Manager
GAP Capital, L.L.C.
(214) 350-9070


                    GAP CAPITAL, L.L.C. COMPLETES TENDER OFFER
                               FOR CLASS A SHARES OF
                        MOBLEY ENVIRONMENTAL SERVICES, INC.

DALLAS, TEXAS --July 28, 1999 -- GAP Capital, L.L.C. today announced that it has completed its cash tender offer for shares of the Class A common stock of Mobley Environmental Services, Inc. (OTC:MBLYA) ("Mobley") at $.25 net per share.

The offer expired, as scheduled, at 12:00 midnight (New York City time) on Tuesday, July 27, 1999.

As of the expiration of the offer, based on information provided from the Depositary, approximately 3,322,799 Class A shares, excluding approximately 100 Class A shares tendered by guaranteed delivery, of Mobley common stock had been tendered and not withdrawn. All of such shares validly tendered and not withdrawn at such time, were accepted for payment. As a result of the tender offer, GAP Capital, L.L.C. will own approximately 78% of the outstanding shares of Class A common stock of Mobley or approximately 37% on a fully diluted basis.

GAP Capital, L.L.C., based in Dallas, Texas, is a Texas limited liability company organized to acquire shares of Mobley and has not conducted any unrelated activities since its organization.

Mobley Environmental Services, Inc., based in Austin, Texas, has had no operating assets since the sale of its oil field services business and hydrocarbon recovery ad recycling business in 1997.